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REG-BAE SYSTEMS PLC Offer Update
02/08/2004

RNS Number:5320B
BAE SYSTEMS PLC
02 August 2004

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

2 August 2004

RECOMMENDED CASH OFFER FOR ALVIS PLC BY GOLDMAN SACHS INTERNATIONAL ON BEHALF OF BAE SYSTEMS PLC AND (IN THE UNITED STATES) BY BAE SYSTEMS PLC

level of acceptances and extension of Offer

On 3 June 2004, the boards of BAE SYSTEMS plc ("BAE Systems") and Alvis plc (" Alvis") announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Alvis, to be made by Goldman Sachs International on behalf of BAE Systems outside the United States, and by BAE Systems in the United States (the "Offer"). BAE Systems posted the offer document in relation to the Offer on 1 July 2004.

The board of BAE Systems announces that as at 3.00 p.m. (London time) on 2 August 2004, the first closing date of the Offer, BAE Systems had received valid acceptances of the Offer in respect of a total of 41,184,169 Alvis Shares, representing approximately 37.1 per cent. of the issued ordinary share capital of Alvis.

Prior to the commencement of the Offer Period, BAE Systems owned 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the issued share capital of Alvis. BAE Systems has not acquired any further Alvis Shares during the Offer Period.

Accordingly, BAE Systems now owns or controls, or has received valid acceptances of the Offer in respect of, a total of 73,066,703 Alvis Shares, representing approximately 65.8 per cent. of the issued share capital of Alvis. In addition, BAE Systems also holds irrevocable undertakings to accept the Offer in respect of 10,298,861 Alvis Shares, representing approximately 9.3 per cent. of the issued share capital of Alvis.

The board of BAE Systems announces that the Offer, including the Loan Note Alternative, has been extended and will remain open for acceptance for a further 14 days until 3.00 p.m. (London time) on 16 August 2004.

dlw 8/11

On 8 July 2004, BAE Systems and Alvis filed a notification with the European Commission pursuant to the EC Merger Regulation ("ECMR"). Unless extended, the Commission's initial period for considering the transaction will expire on 13 August 2004. A filing was made in South Africa on 14 July 2004. Unless extended, the initial period of 20 workings days within which the South African authority must reach a decision expires on 12 August 2004. In Switzerland, a filing was made on 26 July 2004. The initial period for review by the Swiss competition authority will expire on or before 27 August 2004. In relation to a possible parallel UK process, BAE Systems understands that the UK government does not currently intend to intervene on national security grounds in relation to the proposed acquisition of Alvis. The Swedish government has reviewed the national security implications of the proposed acquisition in parallel with the ECMR process. BAE Systems has agreed undertakings with the Swedish authorities to address issues relating to national security and strategic interests. The undertakings require BAE Systems to maintain the Alvis Hagglunds capability in Sweden, to respect existing intellectual property rights, to observe applicable security regulations and to respect existing commercial parental guarantees.

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